Exhibit 4.13

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Allegheny Technologies Incorporated (the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes certain relevant provisions of Delaware law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and the Company’s Third Amended and Restated Bylaws (the “Bylaws”), copies of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. The Company encourages you to read the Certificate of Incorporation, the Bylaws and the applicable provisions of Delaware law for additional information.
Common Stock
Under the Certificate of Incorporation, the Company is authorized to issue up to 500,000,000 shares of the Company’s common stock, par value $0.10 (“Common Stock”).
Dividends. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Company’s board of directors, out of funds legally available for their payment subject to the rights of holders of the Company’s preferred stock.
Voting Rights. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the Company’s stockholders.
Rights upon Liquidation. In the event of the Company’s voluntary or involuntary liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share equally in any of the Company’s assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of the Company’s outstanding preferred stock have received their liquidation preferences in full.
Miscellaneous. The outstanding shares of Common Stock are fully paid and nonassessable. The holders of Common Stock are not entitled to preemptive or redemption rights. Shares of Common Stock are not convertible into shares of any other class of capital stock. Computershare Shareowner Services LLC is the transfer agent and registrar for the Common Stock.
The New York Stock Exchange. The Company’s common stock is listed for quotation on The New York Stock Exchange under the symbol “ATI.”
Impact of Issuance of Preferred Stock. The Company’s Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of preferred stock in one or more series. In addition, the Company’s Board of Directors is authorized to establish from time to time the number of shares to be included in each series of preferred stock and to fix the designation, powers (including but not limited to voting powers, if any), preferences and rights of the shares of each series of preferred stock and any qualifications, limitations or restrictions of each series of preferred stock. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding Common Stock, without a vote of the holders of the preferred stock, or of any series of preferred stock, unless a vote of any such holders is required pursuant to the terms of any preferred stock.
The Certificate of Incorporation authorizes the Company’s Board of Directors without further stockholder action, to provide for the issuance of up to 50,000,000 shares of preferred stock, in one or more series. As of the date of the filing of this exhibit, no shares of preferred stock have been issued, and 50,000,000 shares of preferred stock are available for issuance. As of the date of the filing of this exhibit, the Company has 6,000,000 shares of preferred stock designated as Series A Junior Participating Preferred Stock in connection with its prior rights agreement, leaving 44,000,000 shares of preferred stock remaining available for designation As of the date of the filing of this exhibit.
Special Charter Provisions. The Certificate of Incorporation provides that:

•	The Company’s Board of Directors is classified into three classes;

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In addition to the requirements of law and the other provisions of the Certificate of Incorporation, the affirmative vote of at least two-thirds of the outstanding shares of Common Stock is required for the adoption or authorization of any of the following events unless the event has been approved at a meeting of the Company’s Board of Directors by the vote of more than two-thirds of the incumbent members of the Company’s Board of Directors:

•	Any merger or consolidation of the Company with or into any other corporation;

•	Any sale, lease, exchange, transfer or other disposition, but excluding a mortgage or any other security device, of all or substantially all of the Company’s assets;

•	Any merger or consolidation of a Significant Shareholder (as defined in the Certificate of Incorporation) with or into the Company or a direct or indirect subsidiary of the Company;

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Any sale, lease, exchange, transfer or other disposition to the Company or to a direct or indirect subsidiary of the Company of any Common Stock held by a Significant Shareholder or any other assets of a Significant Shareholder which, if included with all other dispositions consummated during the same fiscal year of the Company by the same Significant Shareholder, would result in dispositions of assets having an aggregate fair value in excess of five percent of the Company’s total consolidated assets as shown on the Company’s certified balance sheet as of the end of the fiscal year preceding the proposed disposition;

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Any reclassification of the Common Stock, or any re-capitalization involving the Common Stock, consummated within five years after a Significant Shareholder becomes a Significant Shareholder, whereby the number of outstanding shares of Common Stock is reduced or any of those shares are converted into or exchanged for cash or other securities;

•	Any dissolution; and

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Any agreement, contract or other arrangement providing for any of these transactions but notwithstanding anything not including any merger pursuant to the Delaware General Corporation Law, as amended from time to time, which does not require a vote of the Company’s stockholders for approval;

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The Company’s stockholders may not alter, amend, supplement or repeal, or adopt any provision inconsistent with the purpose or intent of, certain provisions contained in the Certificate of Incorporation other than by the affirmative vote of 75% of the combined voting power of all of the Company’s outstanding voting securities entitled to vote generally in an election of directors, voting together as a single class;

•	The Company’s stockholders may not adopt, amend or repeal the Bylaws other than by the affirmative vote of 75% of the combined voting power of all of the Company’s outstanding voting securities entitled to vote generally in an election of directors, voting together as a single class;

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Any action required or permitted to be taken by the Company’s stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by the written consent of the stockholders; and

•	Special meetings of the stockholders may be called at any time by a majority of the Company’s directors and may not be called by any other person or persons or in any other manner.